            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 10, 1994

                                 $150,000,000
                      BANKERS TRUST NEW YORK CORPORATION
                7 1/2% SUBORDINATED NOTES DUE NOVEMBER 15, 2015

                               ----------------

  Interest on the Offered Notes is payable by Bankers Trust New York Corporation (the "Corporation") semi-annually on May 15 and November 15 in each year, beginning May 15, 1996, and the Offered Notes will mature on November 15, 2015. The Offered Notes will be unsecured and subordinated as described herein under "Certain Terms of the Offered Notes--Subordination."

  The Offered Notes may not be redeemed prior to maturity. Payment of the principal of the Offered Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of Debt Securities" in the Prospectus accompanying this Prospectus Supplement.

  The Offered Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, New York, New York ("DTC"), which will act as the Depository. Interests in the Offered Notes represented by Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Offered Notes in definitive form will not be issued. Settlement for the Offered Notes will be made in immediately available funds. The Offered Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Offered Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds or the equivalent. See "Certain Terms of the Offered Notes--Same-Day Settlement and Payment."

                               ----------------

  THE OFFERED NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
      OR  THE  PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY  IS  A
        CRIMINAL OFFENSE.

                               ----------------

                                     PRICE TO   UNDERWRITING    PROCEEDS TO
                                    PUBLIC(1)   DISCOUNTS(2) CORPORATION(1)(3)
                                    ---------   ------------ -----------------
Per Offered Note.................    99.569%       .875%          98.694%
Total............................  $149,353,500  $1,312,500    $148,041,000

 (1) Plus accrued interest from November 15, 1995, if any.
 (2) The Corporation has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (3) Before deduction of expenses payable by the Corporation estimated at $100,000.

                               ----------------
  The Offered Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Offered Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company in New York, New York, on or about November 15, 1995, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

            BT SECURITIES CORPORATION

                        LEHMAN BROTHERS

                                   UBS SECURITIES INC.

                               ----------------

         The date of this Prospectus Supplement is November 10, 1995.

                      BANKERS TRUST NEW YORK CORPORATION

GENERAL

  Bankers Trust New York Corporation (the "Corporation") is a bank holding company, incorporated under the laws of the State of New York in 1965. At September 30, 1995, the Corporation had consolidated total assets of $103.9 billion. The Corporation's principal banking subsidiary is Bankers Trust Company ("Bankers"). Bankers, founded in 1903, is among the largest commercial banks in New York City and the United States, based on consolidated total assets. The Corporation concentrates its financial and managerial resources on selected markets and services its clients by meeting their needs for financing, advisory, processing and sophisticated risk management solutions. The core organizational units of the Corporation are the Global Investment Bank, Global Markets Proprietary, Global Investment Management, Global Emerging Markets and Global Assets. Other business activities include real estate finance and principal investing. The Corporation also conducts its own proprietary operations. Among the institutional market segments served are corporations, banks, other financial institutions, governments and agencies, retirement plans, not-for-profit organizations, wealthy individuals, foundations, private companies and individual investors. Bankers originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services. Bankers provides a broad range of financial advisory services to its clients. It also engages in the proprietary trading of currencies, securities, derivatives and commodities.

  The Corporation is a legal entity separate and distinct from its subsidiaries, including Bankers. There are various legal limitations governing the extent to which the Corporation's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Corporation or certain of its other subsidiaries. The rights of the Corporation to participate in any distribution of assets of any subsidiary upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be a creditor of that subsidiary and its claims are recognized. Claims on the Corporation's subsidiaries by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities, trading liabilities, federal funds purchased, securities sold under repurchase agreements and commercial paper, as well as various other liabilities.

  The Corporation's principal executive offices are located at 280 Park Avenue, New York, New York 10017 and its telephone number is (212) 250-2500.

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES


                                                                   NINE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                         ------------------------ -------------
                                         1990 1991 1992 1993 1994     1995
                                         ---- ---- ---- ---- ----     ----
   Excluding Interest on Deposits....... 1.30 1.40 1.44 1.71 1.28     1.02
   Including Interest on Deposits....... 1.16 1.22 1.28 1.48 1.21     1.02

  For purposes of computing these consolidated ratios, earnings represent income (loss) before income taxes, cumulative effects of accounting changes and equity in undistributed income of unconsolidated subsidiaries and affiliates, plus fixed charges excluding capitalized interest. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

CONSOLIDATED RESULTS OF OPERATIONS

  In the third quarter of 1995, the Corporation earned $155 million, or $1.72 primary earnings per share. Return on average common equity for the third quarter of 1995 was 14%. The Corporation earned $91 million, or $.98 primary earnings per share for the quarter ended June 30, 1995. In the third quarter of 1994, the Corporation earned $169 million, or $1.98 primary earnings per share.

REVENUE

  Net interest revenue totaled $204 million, down $60 million, or 23%, from the third quarter of 1994 and down $18 million, or 8%, from the second quarter of 1995. The third quarter of 1995 included $20 million of trading-related net interest revenue, down $92 million and $37 million from the third quarter of 1994 and second quarter of 1995, respectively. A significant portion of the Corporation's trading and risk management activities involve positions in interest rate instruments and related derivatives. The revenue from these activities can periodically shift between trading and net interest, depending on a variety of factors, including risk management strategies. Therefore, the Corporation views trading revenue and trading-related net interest revenue together, which are presented below.

                                                                  TRADING-
                                                                  RELATED
                                                                    NET
                                                          TRADING INTEREST
                                                          REVENUE REVENUE  TOTAL
                                                          ------- -------- -----
                                                              (IN MILLIONS)
      Third Quarter 1995.................................  $257     $ 20   $277
      Second Quarter 1995................................  $ 79     $ 57   $136
      Third Quarter 1994.................................  $278     $112   $390

  Although the third quarter results were below those of the same period in 1994, the Corporation believes that the doubling of combined trading revenue and trading-related net interest revenue from the second quarter of 1995 is evidence of a transition towards improvement in profitability. The third quarter's results were primarily attributable to higher revenue from both client-related and proprietary trading in foreign exchange markets and improvement in performance of the Corporation's client derivatives business. Third quarter trading results in the emerging markets of Asia and Latin America were comparable to the second quarter of 1995, but were lower than the prior year's strong results.

  Fiduciary and funds management revenue totaled $174 million for the third quarter, down $14 million, or 7%, from the same period last year. The decrease in revenue was due primarily to a decline in transaction volumes in global fiduciary services. The $174 million of revenue for the third quarter was up $8 million, or 5%, from the second quarter of 1995. This increase was attributable to higher fiduciary revenue from retirement services and securities lending activities.

  Fees and commissions of $152 million in the third quarter of 1995 decreased by $11 million, or 7%, from the third quarter of 1994. Corporate finance fees of $74 million decreased by $2 million, or 3%, from the same period last year. Lower revenue from commercial banking and securities underwriting fees were partially offset by higher revenue from financial advisory and loan syndication activities. Compared with this year's second quarter, fees and commissions were down $59 million, or 28%, as corporate finance fees decreased by $53 million, or 42%, as a result of lower revenue from loan syndication and private placement fees.

  The Corporation's gains on securities available for sale were $10 million for the third quarter, compared with $28 million in the prior year's third quarter and $17 million in the second quarter of 1995.

  Other noninterest revenue totaled $162 million for the third quarter, up $112 million from the prior year's quarter. The largest component of this increase was an $81 million rise in net revenue from client-related equity investment transactions, as the 1995 third quarter included a $62 million gain on the sale of a portion of the Corporation's merchant banking investment in Northwest Airlines Corporation. Also contributing to the increase in other noninterest revenue was higher insurance premium revenue from operations in Chile. The 1994 third quarter had included charges related to the funds management business. The $162 million of other noninterest revenue for the third quarter of 1995 was up $48 million, or 42%, from the second quarter of 1995, primarily as a result of the above-mentioned net revenue from equity investment transactions.

EXPENSES

  Total noninterest expenses of $728 million in the third quarter of 1995 increased by $15 million, or 2%, from the third quarter of 1994. Incentive compensation and employee benefits expense decreased $10 million, or 5%. Salaries expense decreased $4 million, or 2%, from the third quarter of 1994, mostly due to a 2% decrease in the average number of employees. The number of full time staff at September 30, 1995 was 13,808, a net decrease of 721 from December 31, 1994. Management has implemented expense reduction programs designed to reduce overall operating expenses--principally noninterest expenses before bonus, policyholder benefits and minority interest. The Corporation previously announced that it would be reducing these expenses, as compared to the annualized fourth quarter 1994 amounts, by approximately $200 million in 1995 and approximately $275 million in 1996.

  All other expenses totalled $345 million for the 1995 third quarter, up $29 million, or 9%, from last year's third quarter. The provision for policyholder benefits and professional fees accounted for this increase.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

  The provision for credit losses was $7 million for the 1995 third quarter, compared with $17 million in the prior year's third quarter and no provision in the second quarter of 1995. Net charge-offs for the 1995 third quarter were $218 million, compared with $28 million a year ago.

  The 1995 third quarter included leveraged derivative contract charge-offs of $205 million against the allowance for credit losses. During the fourth quarter of 1994, $423 million of leveraged derivative contracts that had been reclassified as receivables in the loan portfolio were placed on a cash basis. Of this amount, $72 million was charged off in the fourth quarter of 1994 leaving a balance of $351 million. Since then some of these receivables have been satisfactorily settled. However, in line with the Corporation's credit policies, a $205 million portion of the remaining balance was charged off in the third quarter of 1995.

  Largely as a result of this action, cash basis loans decreased by $173 million, or 19%, to $752 million during the third quarter. The allowance for credit losses at September 30, 1995, was $1.032 billion, representing 137% of cash basis loans.

  The allowance for credit losses is available for credit losses arising from the Corporation's portfolio, which is comprised of loans, credit-related commitments, derivatives and other financial instruments. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated credit losses inherent in the Corporation's portfolio, as defined above.

RECENT DEVELOPMENTS


  On October 19, 1995, the Corporation announced that Frank N. Newman, the former Deputy Secretary of the Treasury, had been elected president of the Corporation and Bankers and that he would assume the chief executive responsibilities on January 1, 1996.

  On March 13, 1995, Standard and Poor's Rating Group announced that it had revised the ratings outlook of the Corporation to negative from stable. On June 14, 1995, Moody's Investors Service, Inc. ("Moody's") lowered the Corporation's senior debt rating to A2 from A1, its subordinated debt rating to A3 from A2 and its preferred stock rating to "a2" from "a1." On October 13, 1995, Moody's announced that it had revised the ratings outlook of the Corporation to negative from stable.

  Following the sharp increase in interest rates during the first quarter of 1994, various counterparties that had entered into leveraged derivative transactions with certain subsidiaries of the Corporation experienced losses and some of those counterparties have made claims against the Corporation. The Corporation has settled some of the claims made by certain counterparties and is contesting allegations made by others. In the fourth quarter of 1994, Procter & Gamble brought a lawsuit against Bankers. In the first quarter of 1995 the suit was amended to include BT Securities Corporation, and in the third quarter of 1995, the suit was further amended to add claims under Title IX of the Organized Crime Control Act of 1970. The suit seeks to void and rescind two interest rate swap transactions entered into with Bankers and claims $195.5 million in compensatory damages and unspecified punitive damages. There can be no assurance that there will not be other such actions or claims in the future.

  On December 22, 1994, BT Securities Corporation ("BT Securities"), a subsidiary of the Corporation, entered into a settlement agreement with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") concerning all investigations of the Corporation and its subsidiaries by those agencies with respect to the conduct of its privately negotiated over-the-counter derivatives (the "Derivatives") business. As part of that settlement, the SEC and the CFTC agreed not to further pursue Bankers Trust related entities concerning Derivatives matters prior to the settlement date (although they did reserve the right to pursue individuals), and BT Securities paid $10 million in civil penalties and agreed to and has retained independent consultants to examine its conduct of the Derivatives business. The Corporation also has agreed to implement the consultants' recommendations.

  The Corporation, Bankers and BT Securities have also entered into a Written Agreement with the Federal Reserve Bank of New York and a Memorandum of Understanding with the New York State Banking Department concerning the Corporation's leveraged derivative transactions business, both of which call for an independent counsel review.

  The Corporation cannot predict the effect on the derivatives business generally, or the Corporation's derivatives business in particular, of these events or of the current legislative, regulatory and media attention being given to the derivatives industry.

  Details with respect to the foregoing are set forth in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, which is incorporated herein by reference.

          SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

  The following selected consolidated financial data at and for each of the three years ended December 31, 1994, has been derived from and is qualified in its entirety by the detailed financial information and consolidated financial statements of the Corporation included in its Annual Report on Form 10-K for the year ended December 31, 1994 ("Form 10-K"), which is incorporated herein by reference.

  The consolidated financial data at and for each of the nine months ended September 30, 1994 and 1995, is unaudited but, in the opinion of management, all material adjustments necessary for a fair presentation of its results of operation for such periods have been made. All such adjustments were of a normal recurring nature. The results of the nine months ended September 30, 1995, are not necessarily indicative of the results for the full year or any other interim period.

                                       AT OR FOR THE           AT OR FOR THE
                                        YEAR ENDED           NINE MONTHS ENDED
                                       DECEMBER 31,            SEPTEMBER 30,
                                  -------------------------  ------------------
                                   1992     1993     1994      1994      1995
                                  -------  -------  -------  --------  --------
                                   ($ IN MILLIONS, EXCEPT PER SHARE DATA)
CONDENSED CONSOLIDATED STATEMENT
 OF INCOME:
 Interest revenue...............  $ 4,219  $ 4,436  $ 5,030  $  3,673  $  4,429
 Interest expense...............    3,072    3,122    3,858     2,730     3,821
                                  -------  -------  -------  --------  --------
 Net interest revenue...........    1,147    1,314    1,172       943       608
 Provision for credit losses....      225       93       25        17        21
                                  -------  -------  -------  --------  --------
 Net interest revenue after pro-
  vision for credit losses......      922    1,221    1,147       926       587
 Noninterest revenue............    2,331    3,364    2,473     1,849     1,684
 Noninterest expenses...........    2,347    3,035    2,751     2,042     2,140
                                  -------  -------  -------  --------  --------
 Income before income taxes and
  cumulative effects of account-
  ing changes...................      906    1,550      869       733       131
 Income taxes...................      267      480      254       219        42
                                  -------  -------  -------  --------  --------
 Income before cumulative ef-
  fects of accounting changes...      639    1,070      615       514        89
 Cumulative effects of account-
  ing changes(1)................      446      (75)     --        --        --
                                  -------  -------  -------  --------  --------
 Net income.....................  $ 1,085  $   995  $   615  $    514  $     89
                                  =======  =======  =======  ========  ========
 Net income applicable to common
  stock.........................  $ 1,055  $   972  $   587  $    492  $     53
                                  =======  =======  =======  ========  ========
PER COMMON SHARE DATA:
 Primary earnings per share
 Income before cumulative ef-
  fects of accounting changes...  $  7.23  $ 12.40  $  7.17  $   5.97  $    .66
 Net income.....................  $ 12.53  $ 11.51  $  7.17  $   5.97  $    .66
 Fully diluted earnings per
  share
 Income before cumulative ef-
  fects of accounting changes...  $  7.22  $ 12.29  $  7.17  $   5.97  $    .65
 Net income.....................  $ 12.51  $ 11.41  $  7.17  $   5.97  $    .65
 Cash dividends declared........  $  2.88  $  3.24  $  3.70  $   2.70  $   3.00
 --as a percentage of net in-
  come(2).......................       40%      26%      52%       45%      462%
 Book value(3)..................  $ 43.23  $ 51.90  $ 53.67  $  54.08  $  51.72
PROFITABILITY RATIOS:
 Return on average common stock-
  holders' equity(2)............    19.52%   26.33%   13.48%    15.11%     1.72%
 Return on average total as-
  sets(2).......................      .86%    1.25%     .59%      .66%      .11%
CONSOLIDATED BALANCES, END OF
 PERIOD:
 Trading assets.................  $29,908  $48,276  $47,514  $ 54,180  $ 50,364
 Loans..........................  $17,318  $15,200  $12,501  $ 12,268  $ 12,786
 Total assets...................  $72,886  $92,082  $97,016  $107,559  $103,949
 Deposits.......................  $25,071  $22,776  $24,939  $ 22,308  $ 24,157
 Securities sold under repur-
  chase agreements..............  $17,451  $23,834  $15,617  $ 25,285  $ 17,899
 Other short-term borrowings....  $11,779  $18,992  $18,222  $ 20,817  $ 16,573
 Long-term debt.................  $ 3,992  $ 5,597  $ 6,455  $  6,054  $  8,354
 Common stockholders' equity....  $ 3,621  $ 4,284  $ 4,309  $  4,336  $  4,196
 Total stockholders' equity.....  $ 4,121  $ 4,534  $ 4,704  $  4,731  $  5,061
CONSOLIDATED CAPITAL RATIOS, END
 OF PERIOD:
 Common stockholders' equity to
  total assets..................     4.97%    4.65%    4.44%     4.03%     4.04%
 Total stockholders' equity to
  total assets..................     5.65%    4.92%    4.85%     4.40%     4.87%
 Risk--based capital ratios(4)..
 Tier 1 Capital.................     7.75%    8.50%    9.05%     8.22%     8.00%
 Total Capital..................    13.64%   14.46%   14.77%    13.48%    12.90%
 Leverage Ratio.................     6.05%    6.28%    5.26%     5.54%     5.50%
EMPLOYEES.......................   12,917   13,571   14,529    14,221    13,808

-------
(1) The Corporation adopted the accounting standards for postretirement benefits other than pensions (SFAS 106) and postemployment benefits (SFAS
    112) effective January 1, 1993, and for income taxes (SFAS 109) effective January 1, 1992.
(2) These figures exclude the cumulative effects of accounting changes recorded in 1992 and 1993.
(3) This calculation includes the effect of common shares issuable under deferred stock awards.
(4) The 1992 ratios were not restated in connection with the retroactive adoption of SFAS 109. At both December 31, 1994 and December 31, 1993, all three regulatory capital ratios excluded any benefit from the adoption of SFAS 115. Risk-based capital ratios at September 30, 1995 are preliminary.

                      CERTAIN TERMS OF THE OFFERED NOTES

GENERAL

  The Corporation's 7 1/2% Subordinated Notes due November 15, 2015 offered hereby (the "Offered Notes") will be limited to $150,000,000 aggregate principal amount and will mature on November 15, 2015. The Offered Notes may not be redeemed prior to stated maturity and are not entitled to any sinking fund. The Offered Notes will be issued pursuant to an Indenture, dated as of April 1, 1992, between the Corporation and Marine Midland Bank (formerly Marine Midland Bank, N.A.), as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture thereto, dated as of January 15, 1993, between the Corporation and the Trustee (collectively, the "Subordinated Indenture"). The Offered Notes will bear interest at the rate of 7 1/2% per annum from November 15, 1995, payable semi-annually on May 15 and November 15 in each year, beginning on May 15, 1996, to the persons in whose names the Offered Notes (or any predecessor Offered Notes) are registered at the close of business on the May 1 and November 1 next preceding such interest payment date.

  The Offered Notes will be issued in fully registered form, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The paying agent, registrar and transfer agent for the Offered Notes will be the corporate trust department of Bankers in The City of New York.

  Reference should be made to the Prospectus for a description of other terms of the Offered Notes and the information contained herein concerning the Offered Notes is qualified by reference to the provisions of the Indenture, including the definitions therein of certain terms. See "Description of Debt Securities." Defined terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.


BOOK-ENTRY SYSTEM

  The Offered Notes will be issued in the form of one or more fully registered Global Securities (collectively, the "Global Security"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depository for the Global Security (the "Depository"), and registered in the name of DTC's nominee. Transfers or exchanges of beneficial interests in the Global Security may be effected only through a participating member of DTC. Under certain limited circumstances Offered Notes may be issued in certificated form in exchange for the Global Security. See "Book-Entry Securities" in the Prospectus accompanying this Prospectus Supplement. In the event that Offered Notes are issued in certificated form, such Offered Notes may be transferred or exchanged at the offices described in the second following paragraph.

  Payment of principal of, and interest on, Offered Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Corporation, the Trustee, any Paying Agent or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  In the event that Offered Notes are issued in certificated form, principal and interest will be payable, the transfer of the Offered Notes will be registrable and Offered Notes will be exchangeable for Offered Notes bearing identical terms and provisions at the office of the agent of the Corporation in The City of New York designated for such purpose, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the person entitled thereto.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Offered Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds or the equivalent, so long as the Depository continues to make its Same-Day Funds Settlement System available to the Corporation.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Offered Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Offered Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Notes.

SUBORDINATION

  THE OFFERED NOTES WILL BE SUBJECT TO THE SUBORDINATION PROVISIONS AS SET FORTH IN THE SUBORDINATED INDENTURE AND DESCRIBED IN "DESCRIPTION OF DEBT SECURITIES--SUBORDINATION OF SUBORDINATED DEBT SECURITIES" IN THE PROSPECTUS AS SUPPLEMENTED BELOW.

  For the purposes of the Offered Notes, "Existing Subordinated Indebtedness" means the Corporation's 7 1/2% Subordinated Notes due 2010, 6.00% Subordinated Notes due October 15, 2008, 7.50% Convertible Capital Securities due 2033, 7 5/8% Convertible Capital Securities due 2033, Subordinated LIBOR/CMT Floating Rate Debentures due 2003, Subordinated Floating Rate Notes due 2005, Subordinated Constant Maturity Treasury Floating Rate Debentures due 2003, 7.25% Subordinated Debentures due January 15, 2003, Subordinated Floating Rate Notes due 2002, 7 1/8% Subordinated Debentures due July 31, 2002, 8 1/8% Subordinated Debentures due May 15, 2002, 7.50% Subordinated Debentures due January 15, 2002, 9.00% Subordinated Debentures due August 1, 2001, 9.40% Subordinated Debentures due March 1, 2001, 9.50% Subordinated Debentures due June 14, 2000, Zero Coupon Subordinated Yen Notes due 1997-2004, Subordinated Floating Rate Notes due 2004, 9.20% Subordinated Capital Notes due July 15, 1999, Subordinated Money Market Capital Notes, Series A, B and C due 1999, 8% Subordinated Debentures due March 15, 1997, 8 1/4% Subordinated Debentures due July 2, 1996, 8 1/8% Subordinated Notes due 2002, 8 1/4% Subordinated Notes due 2005 and Subordinated Yen Loan due 2005.

  As of September 30, 1995, Senior Indebtedness and Other Financial Obligations of the Corporation aggregated approximately $14 billion.

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Offered Notes but subordinate to other obligations of the Corporation, including obligations of the Corporation in respect of Other Financial Obligations.

                                    EXPERTS

  The consolidated financial statements of the Corporation for the year ended December 31, 1994, appearing in the Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated by reference in this Prospectus Supplement, the accompanying Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                           VALIDITY OF OFFERED NOTES

  The validity of the Offered Notes will be passed upon for the Corporation by Gordon S. Calder, Jr., Esq., a Managing Director and Counsel of Bankers, and for the Underwriters by White & Case, New York, New York. White & Case performs services for the Corporation from time to time. Mr. Calder has an interest in a number of shares equal to less than 0.02 percent of the Corporation's outstanding common stock. The foregoing supersedes "Validity of Offered Securities" in the Prospectus.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Corporation has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Offered Notes set forth opposite its name below:

                                                                     PRINCIPAL
                                                                     AMOUNT OF
                             UNDERWRITER                           OFFERED NOTES
                             -----------                           -------------
   Goldman, Sachs & Co. .......................................... $ 37,500,000
   BT Securities Corporation......................................   37,500,000
   Lehman Brothers Inc. ..........................................   37,500,000
   UBS Securities Inc. ...........................................   37,500,000
                                                                   ------------
     Total........................................................ $150,000,000
                                                                   ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Offered Notes, if any are taken.

  The Underwriters propose to offer the Offered Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.50% of the principal amount of the Offered Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the Offered Notes to certain brokers and dealers. After the Offered Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Offered Notes are a new issue of securities with no established trading market. The Corporation has been advised by the Underwriters that the Underwriters intend to make a market in the Offered Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Notes.

  The Corporation has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  This Prospectus Supplement and the accompanying Prospectus may also be delivered in connection with sales of the Offered Notes by affiliates of the Corporation that have acquired such Offered Notes.

  Underwriters and certain of their associates and affiliates may be customers of (including borrowers from), engage in transactions with, and/or perform services for the Corporation and its subsidiaries (including Bankers) in the ordinary course of business.

  BT Securities is a wholly owned subsidiary of the Corporation. The underwriting arrangements for this offering comply with the requirements of Schedule E of the By-laws of the National Association of Securities Dealers, Inc. ("NASD") regarding a NASD member firm's underwriting securities of an affiliate.

PROSPECTUS
----------
                                U.S.$500,000,000

  LOGO                 BANKERS TRUST NEW YORK CORPORATION

                          DEBT SECURITIES AND WARRANTS

  Bankers Trust New York Corporation (the "Corporation") may offer from time to time up to U.S.$500,000,000 aggregate public offering price (or net proceeds, in the case of debt securities issued at an original issue discount), or its equivalent (based on the applicable exchange rate at the time of offering) in such foreign currencies, or units of two or more currencies, as shall be designated by the Corporation at the time of offering, of one or more series of debt securities (the "Debt Securities"); warrants entitling the holders thereof to purchase Debt Securities or other debt obligations of the Corporation or another issuer ("Warrant Debt Securities") (the "Debt Warrants"); warrants entitling the holders thereof to receive from the Corporation, upon exercise, an amount in cash determined by reference to decreases or increases in the level of a specified stock or security index or the value of a specified stock or other debt or equity security or a portfolio of specified stocks or other debt or equity securities (which may, in each case, be based on U.S. or foreign stocks or securities or a combination thereof) (the "Index Warrants"); warrants entitling the holders thereof to receive from the Corporation, upon exercise, the cash value of the right to purchase or to sell a specified amount of one foreign currency or unit of two or more currencies for a specified amount of a different currency or unit of two or more currencies, each as shall be designated by the Corporation at the time of offering (the "Currency Warrants"); and warrants entitling the holders thereof to receive from the Corporation, upon exercise, an amount in cash determined by reference to decreases or increases in the yield or closing price of one or more specified debt instruments issued either by the United States government or by a foreign government (each, a "Debt Instrument"), in the interest rate or interest rate swap rate specified in the Prospectus Supplement relating to such warrants (each, a "Rate"), or in any specified combination of Debt Instruments and/or Rates (the "Interest Rate Warrants," and with the Debt Warrants, the Index Warrants and the Currency Warrants, the "Warrants"). The Debt Securities may be senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"). Debt Securities and Warrants (collectively, the "Offered Securities") will be offered on terms to be determined at the time of offering.

  Each issue of Debt Securities may vary as to aggregate principal or face amount, maturity date, public offering or purchase price, interest rate or rates, if any, and timing of payments thereof, provision for redemption, if any, any terms of conversion or exchange, currencies of denomination or currencies otherwise applicable thereto and any other terms and method of distribution. Each issue of Warrants may vary as to number, purchase price, exercise price and provisions, detachability and any other terms and method of distribution. The accompanying Prospectus Supplement (the "Prospectus Supplement") will set forth the specific terms with regard to the particular Offered Securities in respect of which this Prospectus is being delivered.

  The Offered Securities may be offered either separately or together as units and may be sold by the Corporation directly or through agents or dealers. In addition, the Offered Securities may be sold to or through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone pursuant to offering terms fixed at the time of offering. The agents, dealers or underwriters in connection with the sale of any Offered Securities will be set forth in the applicable Prospectus Supplement.

  The Senior Debt Securities, when issued, will rank on a parity with all other unsecured and unsubordinated indebtedness of the Corporation. The Subordinated Debt Securities, when issued, will be unsecured and subordinated as described herein under "Description of Debt Securities--Subordination of Subordinated Debt Securities." Payment of the principal of the Subordinated Debt Securities may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration of payment of Subordinated Debt Securities in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of Debt Securities--Events of Default--Subordinated Debt Securities."
                               ----------------
    THE OFFERED SECURITIES WILL  NOT BE DEPOSITS OR  OTHER OBLIGATIONS OF  A
        BANK AND WILL NOT  BE INSURED BY  THE FEDERAL DEPOSIT  INSURANCE
            CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.
                               ----------------
  THESE SECURITIES HAVE  NOT BEEN  APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND   EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES
         COMMISSION PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF THIS
           PROSPECTUS.  ANY  REPRESENTATION  TO THE  CONTRARY  IS  A
             CRIMINAL OFFENSE.

                  The date of this Prospectus is May 10, 1994.

FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING, NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

  The Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Corporation can be inspected and copied at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the New York Stock Exchange and the American Stock Exchange on which certain securities of the Corporation are listed. This Prospectus does not contain all of the information set forth in the registration statement of which this Prospectus is a part (the "Registration Statement") that the Corporation has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Corporation hereby incorporates by reference in this Prospectus the following documents:

    (a) The Corporation's Annual Report on Form 10-K (file number 1-5920) for the year ended December 31, 1993, filed pursuant to Section 13 of the Exchange Act; and

    (b) The Corporation's Current Reports on Form 8-K (file number 1-5920) dated January 20, March 21 and April 19, 1994, filed pursuant to Section 13 of the Exchange Act.

  All documents filed by the Corporation pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in any accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Any person who receives a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Written requests should be mailed to the Office of the Secretary, Bankers Trust New York Corporation, 280 Park Avenue, New York, New York 10017. Telephone requests may be directed to (212) 454-4022.

                                ----------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR, IN THE CASE OF INFORMATION INCORPORATED HEREIN OR THEREIN BY REFERENCE, THE DATE OF FILING WITH THE COMMISSION.

                       BANKERS TRUST NEW YORK CORPORATION

GENERAL

  The Corporation is a bank holding company incorporated under the laws of the State of New York in 1965. At March 31, 1994, the Corporation had consolidated total assets of $103.7 billion. The Corporation's principal banking subsidiary is Bankers Trust Company ("Bankers"). Bankers, founded in 1903, is among the largest commercial banks in New York City and the United States, based on consolidated total assets. The Corporation concentrates its financial and managerial resources on selected markets, and services its clients by meeting their needs for financing, advisory, processing and sophisticated risk management solutions. The core organizational units of the Corporation are the Global Investment Bank, Global Markets Proprietary, Global Investment Management, Global Emerging Markets and Global Assets. Other business activities include real estate finance and principal investing. The Corporation also conducts its own proprietary operations. Among the institutional market segments served are corporations, banks, other financial institutions, governments and agencies, retirement plans, not-for-profit organizations, wealthy individuals, foundations, private companies and individual investors. Bankers originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services. Bankers also provides a broad range of financial advisory services to its clients and engages in the proprietary trading of currencies, securities, derivatives and commodities.

  The Corporation is a legal entity separate and distinct from its subsidiaries, including Bankers. There are various legal limitations governing the extent to which the Corporation's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Corporation or certain of its other subsidiaries. The rights of the Corporation to participate in any distribution of assets of any subsidiary, including Bankers, upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation is a creditor of that subsidiary and its claims are recognized. Claims on the Corporation's subsidiaries by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities, securities sold, not yet purchased, federal funds purchased, securities sold under repurchase agreements and commercial paper, as well as various other liabilities.

  The Corporation's principal executive offices are located at 280 Park Avenue, New York, New York 10017, and its telephone number is (212) 250-2500.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

                                                                    THREE MONTHS
                                           YEAR ENDED DECEMBER 31,     ENDED
                                           ------------------------  MARCH 31,
                                           1989 1990 1991 1992 1993     1994
                                           ---- ---- ---- ---- ---- ------------
Excluding Interest on Deposits............ 0.67 1.30 1.40 1.44 1.71     1.34
Including Interest on Deposits............ 0.83 1.16 1.22 1.28 1.48     1.26

  For purposes of computing these consolidated ratios, earnings represent income (loss) before income taxes, cumulative effects of accounting changes and equity in undistributed income of unconsolidated subsidiaries and affiliates, plus fixed charges excluding capitalized interest. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense that is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest. For the year ended December 31, 1989, earnings, as defined, did not cover fixed charges, excluding and including interest on deposits, by $834 million as a result of the 1989 special provision for refinancing country credit losses of $1.6 billion.

                                USE OF PROCEEDS

  Unless otherwise indicated in the accompanying Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used for general corporate purposes, including investments in, or extensions of credit to, the Corporation's subsidiaries. Except as described in the accompanying Prospectus Supplement, specific allocations of the proceeds to such purposes have not been made, although management will have determined at the date of the accompanying Prospectus Supplement that funds should be borrowed at that time. The precise amount and timing of such investments in, or extensions of credit to, subsidiaries will depend on the subsidiaries' funding requirements and the availability of other funds. A substantial portion of the net proceeds from the sale of the Offered Securities may be used to hedge such Offered Securities by entering into transactions such as currency forwards, futures and options on futures, over-the-counter or exchange traded options, interest rate swaps, options on certain interest rates and other transactions relating to the currency, security, interest rate or index used to hedge the Corporation's obligations in respect of the Offered Securities. Pending such applications, such net proceeds may be temporarily invested or applied to the reduction of short-term indebtedness.

                         DESCRIPTION OF DEBT SECURITIES

  Senior Debt Securities may be issued from time to time in one or more series under an Indenture, dated as of November 1, 1991, as amended by the First Supplemental Indenture, dated as of September 1, 1993 (as so supplemented, the "Senior Indenture"), between the Corporation and The Chase Manhattan Bank (National Association), as Trustee (the "Senior Trustee"). Subordinated Debt Securities may be issued from time to time in one or more series under either an Indenture, dated as of April 1, 1992, as amended by the First Supplemental Indenture, dated as of January 15, 1993 (as so supplemented, the "First Subordinated Indenture"), between the Corporation and Marine Midland Bank, as Trustee (the "First Subordinated Trustee"), or under an indenture (the "Second Subordinated Indenture," and with the First Subordinated Indenture, the "Subordinated Indentures"), to be entered into before the first issuance of securities thereunder, between the Corporation and a trustee to be named in the Prospectus Supplement applicable to the first series of Debt Securities to be issued pursuant to such Indenture (the "Second Subordinated Trustee," and with the First Subordinated Trustee, the "Subordinated Trustees"). The Senior Indenture and the Subordinated Indentures are sometimes referred to collectively as the "Indentures," and the Senior Trustee and the Subordinated Trustees are sometimes referred to collectively as the "Trustees." As used under this caption, unless the context otherwise requires, "debt securities" in lower case refers to all debt securities issued or issuable, as the case may be, under the Indentures, and "Debt Securities" refers to the Debt Securities covered by this Prospectus and any accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indentures, do not purport to be complete, and are qualified in their entirety by reference to the Indentures, including the definitions therein of certain terms, copies of which are filed or incorporated by reference as exhibits to the Registration Statement. The Debt Securities may be offered either alone or together with other Debt Securities or Warrants.

GENERAL

  Each Indenture provides for the issuance of debt securities in one or more series, and does not limit the principal or face amount of debt securities that may be issued thereunder.

  Reference is made to the accompanying Prospectus Supplement for the following terms of the Debt Securities being offered hereby: (1) the specific title of the Debt Securities; (2) whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (3) the aggregate principal amount of such Debt Securities; (4) the percentage of their principal amount at which the Debt Securities will be issued; (5) the date on which the Debt Securities will mature; (6) whether the Debt Securities will bear interest and, if so, the rate or rates per annum or the method for determining the rate or rates per annum at which the Debt Securities will bear interest; (7) any index used to determine the amount of principal of, and premium, if any, and interest, if any, on, the Debt Securities; (8) the time or times at which any such principal, premium or interest will be payable; (9) any provisions relating to optional or mandatory redemption of the Debt Securities; (10) the denominations in which the Debt Securities are authorized to be issued; (11) the place or places at which, the period or periods within which, the price or prices at which and the terms and conditions, if any, upon which the Debt Securities may be exchanged for or converted into other securities of the Corporation, including capital securities; (12) the currency, or unit of two or more currencies, in which the Debt Securities are denominated, if other than U.S. dollars, and the currency, or unit of two or more currencies, in which interest is payable if other than the currency in which the Debt Securities are denominated; (13) the place or places at which the Corporation will make payments of principal, premium, if any, and interest, if any, and the method of such payment; (14) whether the Debt Securities will be issued, in whole or in part, in the form of one or more Global Debt Securities (as hereinafter defined) and, in such case, the depository for such Global Debt Security or Global Debt Securities; (15) the person to whom any Debt Security of such series will be payable, if other than the person in whose name that Debt Security (or one or more Predecessor Securities (as defined in the applicable Indenture)) is registered at the close of business on the Regular Record Date (as defined in the applicable Indenture) for such interest; (16) the extent to which, or the manner in which, any interest payable on a Global Debt Security on an Interest Payment Date (as defined in the applicable Indenture) will be paid; (17) any additional covenants and Events of Default (as defined in the applicable Indenture) and the remedies with respect thereto not set forth in the respective Indenture; and (18) any other specific terms of the Debt Securities.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  Unless otherwise indicated in the accompanying Prospectus Supplement, the Subordinated Debt Securities will be subject to the subordination provisions set forth in the applicable Subordinated Indenture and described below.

  The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will, to the extent set forth in the applicable Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). In certain events of insolvency, the payment of the principal of, and premium, if any, and interest on, the Subordinated Debt Securities will, to the extent set forth in the applicable Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Corporation, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Subordinated Debt Securities. If upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (as defined in each Subordinated Indenture, "Excess Proceeds") and if, at such time, any persons entitled to payment in respect of Other Financial Obligations have not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds will first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the holders of the Subordinated Debt Securities will be entitled to receive any payment upon the principal of, premium, if any, or interest on the Subordinated Debt Securities. No payments on account of principal of, premium, if any, or interest on the Subordinated Debt Securities or on account of the purchase or acquisition of Subordinated Debt Securities may be made if there has occurred and is continuing a default in any payment with respect to Senior Indebtedness, or if any judicial proceeding is pending with respect to any such default.

  By reason of such subordination in favor of the holders of Senior Indebtedness, in the event of insolvency, creditors of the Corporation who hold obligations other than Senior Indebtedness and the Subordinated Debt Securities may recover less in respect of such obligations, ratably, than holders of Senior Indebtedness and may recover more in respect of such obligations, ratably, than the holders of the Subordinated Debt Securities. By reason of the obligation of the holders of the Subordinated Debt Securities to pay over any Excess Proceeds to persons entitled to payment in respect of Other Financial Obligations, in the event of insolvency, holders of Existing Subordinated Indebtedness (as defined in the applicable Indenture) that are not required to pay over Excess Proceeds may recover less, ratably, than persons entitled to payment in respect of Other Financial Obligations and may recover more, ratably, than the holders of Subordinated Debt Securities.

  "Senior Indebtedness," unless otherwise specified with respect to any series of debt securities, is defined in each Subordinated Indenture as the principal of, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Corporation) on (a) all indebtedness for money borrowed, whether outstanding on the date of execution of such Subordinated Indenture or thereafter created, assumed or incurred, except such indebtedness as is by its terms expressly stated to be not superior in right of payment to the Subordinated Debt Securities issued under such Subordinated Indenture or to rank pari passu with such Subordinated Debt Securities or is identified in a Board Resolution or any indenture supplemental to such Subordinated Indenture as not superior in right of payment or to rank pari passu with such Subordinated Debt Securities and (b) any deferrals, renewals or extensions of any such indebtedness for money borrowed. Senior Indebtedness does not, however, include any obligations on account of Existing Subordinated Indebtedness (as defined below). The term "indebtedness for money borrowed," unless otherwise specified with respect to any series of debt securities, is defined to mean any obligation of, or any obligation guaranteed by, the Corporation for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation for the payment of the purchase price of property or assets.

  "Existing Subordinated Indebtedness" means, unless otherwise specified with respect to any series of debt securities, the Corporation's 6.00% Subordinated Notes due October 15, 2008, 7.50% Convertible Capital Securities due 2033, Subordinated LIBOR/CMT Floating Rate Debentures due 2003, 7 5/8% Convertible Capital Securities due 2033, Subordinated Floating Rate Notes due 2005, Subordinated Constant Maturity Treasury Floating Rate Debentures due 2003, 7.25% Subordinated Debentures due January 15, 2003, Subordinated Floating Rate Notes due 2002, 7 1/8% Subordinated Debentures due July 31, 2002, 8 1/8% Subordinated Debentures due May 15, 2002, 7.50% Subordinated Debentures due January 15, 2002, 9.00% Subordinated Debentures due August 1, 2001, 9.40% Subordinated Debentures due March 1, 2001, 9.50% Subordinated Debentures due June 14, 2000, Zero Coupon Subordinated Yen Notes due 1997-2004, 10.20% Subordinated Debentures due March 15, 1999, 9.20% Subordinated Capital Notes due July 15, 1999, Subordinated Money Market Capital Notes, Series A, B and C due 1999, 8% Subordinated Debentures due March 15, 1997, 8 1/4% Subordinated Debentures due July 2, 1996, and the Corporation's guaranty in respect of the 6.90% Subordinated Notes due March 1, 1995 of Bankers and such other indebtedness as may be specified in the accompanying Prospectus Supplement.

  "Other Financial Obligations" means, unless otherwise specified with respect to any series of debt securities, all obligations of the Corporation to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange rate agreements, options, commodity futures contracts, commodity option contracts, and (iii) in the case of both (i) and
(ii) above, similar financial instruments, other than (A) obligations on account of Senior Indebtedness and (B) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Debt Securities.

  The Corporation's obligations under the Subordinated Debt Securities will rank pari passu in right of payment with each other and with the Existing Subordinated Indebtedness, subject to the obligations of the holders of Subordinated Debt Securities to pay over any Excess Proceeds to persons entitled to payment in respect of Other Financial Obligations as provided in the applicable Subordinated Indenture.

  As of March 31, 1994, Senior Indebtedness and Other Financial Obligations of the Corporation aggregated approximately $12.0 billion.

  The Subordinated Indentures do not limit or prohibit the incurrence of additional Senior Indebtedness and Other Financial Obligations, which may include indebtedness that is senior to the Subordinated Debt Securities but subordinate to other obligations of the Corporation, including obligations of the Corporation in respect of Other Financial Obligations.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  Debt Securities of a series may be issuable in definitive or global form. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in the form of Global Securities (as defined below) held in book-entry form. See "Book-Entry Securities" below.

  Debt Securities may be presented for registration of transfer (with the form of transfer printed thereon duly executed) at the office of the Security Registrar (as defined in the applicable Indenture), or at the office of any transfer agent designated by the Corporation for such purpose with respect to any series of Debt Securities and referred to in the applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Corporation has appointed Bankers as Security Registrar with respect to both the Senior Debt Securities and the Subordinated Debt Securities. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Corporation with respect to any series of Debt Securities, the Corporation may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Corporation will be required to maintain a transfer agent in each Place of Payment (as defined in the applicable Indenture) for such series. The Corporation may at any time designate additional transfer agents with respect to any series of Debt Securities.

  In the event of any redemption in part, the Corporation shall not be required to (i) issue, register the transfer of or exchange any Debt Security during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of Debt Securities of like tenor and of the series of which such Debt Security is a part, and ending at the close of business on the earliest date in which the relevant notice of redemption is deemed to have been given to all holders of Debt Securities of like tenor and of such series to be redeemed or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, on any Debt Security will be made only against surrender to the Paying Agent (as defined in the applicable Indenture) of such Debt Security. Unless otherwise indicated in the applicable Prospectus Supplement, principal of, premium, if any, and interest on Debt Securities will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Corporation may designate from time to time, except that at the option of the Corporation payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register (as defined in the applicable Indenture) with respect to such Debt Securities. Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date (as defined in the applicable Indenture) will be made to the person in whose name such Debt

Security (or Predecessor Security) is registered at the close of business on the Regular Record Date for such interest.

  Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office (as defined in the applicable Indenture) of Bankers in The City of New York will be designated as the Corporation's sole Paying Agent for payments with respect to Debt Securities of each series. Any Paying Agents outside of the United States and any other Paying Agents in the United States initially designated by the Corporation for the Debt Securities of any series will be named in the applicable Prospectus Supplement. The Corporation may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Corporation will be required to maintain a Paying Agent in each Place of Payment for each series of Debt Securities.

  All moneys paid by the Corporation to a Paying Agent for the payment of the principal of, premium, if any, or interest on any Debt Security of any series and that remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable will be repaid to the Corporation and the holder of such Debt Security must thereafter look only to the Corporation for payment of such amounts.

MODIFICATION OF THE INDENTURES

  Each Indenture contains provisions that permit the Corporation and the applicable Trustee, with the consent of the holders of not less than 66 2/3% in principal amount of the debt securities that are affected by the modification, to modify the particular Indenture or any supplemental indenture or the rights of the holders of the debt securities issued under such Indenture. However, no such modification may, without the consent of the holder of each outstanding debt security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any such debt security, (b) reduce the principal amount of, or premium or rate of interest on, any such debt security, (c) reduce the amount of principal of an original issue discount debt security payable upon acceleration of the maturity thereof,
(d) change the place or currency of payment of principal of, or premium or interest on, any such debt security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security, or
(f) reduce the percentage in principal amount of Outstanding Debt Securities (as defined in such Indenture) of any series the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of such Indenture or for waiver of certain defaults.

EVENTS OF DEFAULT

  Senior Debt Securities. An Event of Default with respect to Senior Debt Securities of any series is defined in the Senior Indenture as being: default for 30 days in payment of any interest on Senior Debt Securities of such series; default in payment of principal of, or premium, if any, on, Senior Debt Securities of such series; default for 30 days in payment of any mandatory sinking fund payment required by the Senior Debt Securities of such series; default for 90 days after notice in performance of any other covenant in the Senior Debt Securities of such series or in the Senior Indenture; or certain events of bankruptcy, insolvency or reorganization. If an Event of Default with respect to Senior Debt Securities of any series occurs and is continuing, the Senior Trustee or the holders of not less than 25% in principal or face amount of the Senior Debt Securities of such series then outstanding may declare the principal of all such Senior Debt Securities to be due and payable. The Corporation is required to furnish to the Senior Trustee annually a statement as to the performance by the Corporation of its obligations under the Senior Indenture and as to any default in such performance. Under certain circumstances, any declaration of acceleration with respect to Senior Debt Securities of any series may be rescinded and past defaults (except, unless theretofore cured, a default in the payment of principal of, premium, if any, or interest on the Senior Debt Securities) may be waived by the holders of a majority in aggregate principal amount of the Senior Debt Securities of such series then outstanding. The Senior Trustee may withhold notice to the holders of Senior Debt Securities of any series of any continuing default (except in the payment of the principal of, or premium, if any, or interest on any Senior Debt Securities of such series or in the payment of any sinking fund installment) if the Senior Trustee considers it in the interest of holders of such series of Senior Debt Securities to do so.

  Subordinated Debt Securities. An Event of Default with respect to Subordinated Debt Securities of any series is defined in each Subordinated Indenture as being one of certain events involving a bankruptcy, insolvency or reorganization of the Corporation. If an Event of Default with respect to Subordinated Debt Securities of any series shall have occurred and be continuing, either the applicable Subordinated Trustee or the holders of not less than 25% in aggregate principal or face amount of the Subordinated Debt Securities of such series then outstanding may declare the principal of such Subordinated Debt Securities to be due and payable immediately. The Corporation is required to furnish to each Subordinated Trustee annually a statement as to the performance by the Corporation of its obligations under the applicable Subordinated Indenture and as to any default in such performance. Under certain circumstances, any declaration of acceleration with respect to Subordinated Debt Securities of any series may be rescinded and past defaults (except, unless theretofore cured, a default in the payment of principal of, premium, if any, or interest on such Subordinated Debt Securities) may be waived by the holders of a majority in aggregate principal amount of the Subordinated Debt Securities of such series then outstanding. Each Subordinated Trustee may withhold notice to the holders of the Subordinated Debt Securities of any series issued under the applicable Indenture of any continuing default (except in the payment of the principal of, or premium, if any, or interest on any Subordinated Debt Securities of such series or in the payment of any sinking fund installment) if such Subordinated Trustee considers it in the interest of the holders of such series of Subordinated Debt Securities to do so.

  The Subordinated Indentures do not provide for any right of acceleration of the payment of the principal of a series of Subordinated Debt Securities upon a default in the payment of principal, premium, if any, or interest or a default in the performance of any covenant or agreement in the Subordinated Debt Securities of the particular series or in the Subordinated Indenture. In the event of a default in the payment of interest, principal or premium, if any, the holder of a Subordinated Debt Security (or the Subordinated Trustee on behalf of the holders of all of the series of Subordinated Debt Securities affected) may, subject to certain limitations and conditions, seek to enforce payment of such interest, principal or premium, if any.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

  The Corporation has covenanted in the Indentures that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, firm or corporation unless the Corporation is the continuing corporation, or the successor corporation is a corporation organized under the laws of the United States of America or a state thereof and such corporation expressly assumes the obligations under any outstanding debt securities and the respective Indentures and the Corporation or such successor corporation is not, immediately after such merger, consolidation, sale or conveyance, in default in the performance of any of the covenants or conditions of the respective Indentures. The Indentures do not contain any other covenant that restricts the Corporation's ability to merge or consolidate with any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions. Further, the Indentures do not contain any provisions that would provide protection to holders of Debt Securities against a sudden and dramatic decline in credit quality resulting from a takeover, recapitalization or similar restructuring of the Corporation.

TITLE

  The Corporation, the Trustees and any agent of the Corporation or the relevant Trustee may treat the registered owner of any Debt Security as the absolute owner thereof (whether or not such Debt Security shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes.

REPLACEMENT OF DEBT SECURITIES

  Any mutilated Debt Security will be replaced by the Corporation at the expense of the holder upon surrender of such Debt Security to the Trustee. Debt Securities that are destroyed, lost or stolen will be replaced by the Corporation at the expense of the holder upon delivery to the relevant Trustee of evidence of the destruction, loss or theft thereof satisfactory to the Corporation and the relevant Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the relevant Trustee and the Corporation may be required at the expense of the holder of such Debt Security before a replacement Debt Security will be issued.

GOVERNING LAW

  The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEES

  Subject to the provisions of the relevant Indenture relating to its duties, each Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request, order or direction of any of the holders of debt securities issued thereunder, unless such holders have offered to such Trustee reasonable indemnity. Subject to such provision for indemnification, the holders of a majority in principal amount of the debt securities then outstanding thereunder will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the relevant Indenture, or exercising any trust or power conferred on such Trustee.

  Senior Trustee. Bankers serves as trustee under various indentures for The Chase Manhattan Corporation, parent company of the Senior Trustee. The Senior Trustee also serves as trustee under another indenture with the Corporation relating to other issues of its debt securities. In addition, the Corporation and Bankers have other relationships arising in the ordinary course of business with the Senior Trustee.

  First Subordinated Trustee. Bankers serves as trustee under an indenture for an affiliate of the First Subordinated Trustee. In addition, the Corporation and Bankers have other relationships arising in the ordinary course of business with the First Subordinated Trustee.

  Second Subordinated Trustee. The Second Subordinated Trustee will be named in the Prospectus Supplement relating to the first series of Subordinated Debt Securities issued under the Second Subordinated Indenture.

                            DESCRIPTION OF WARRANTS

  The Corporation may issue from time to time, either together with Debt Securities or other Warrants or separately, one or more series of Debt Warrants, Currency Warrants, Index Warrants or Interest Rate Warrants. The Warrants are to be issued under separate warrant agreements (each, a "Warrant Agreement") to be entered into between the Corporation and a bank or trust company, as warrant agent (each, a "Warrant Agent"), all as will be set forth in the applicable Prospectus Supplement. Copies of the forms of Warrant Agreements relating to Debt Warrants, Currency Warrants, Index Warrants, and Interest Rate Warrants, including the forms of global certificates representing such Warrants (the "Warrant Certificates"), are filed as exhibits to the Registration Statement and incorporated herein by reference. The statements under this caption are brief summaries of certain provisions contained in the Warrant Agreements, do not purport to be complete, and are qualified in their entirety by reference to the forms of such agreements, including the definitions therein of certain terms, copies of which are filed or incorporated by reference as exhibits to the Registration Statement.

DESCRIPTION OF DEBT WARRANTS

  General. Unless otherwise specified in the applicable Prospectus Supplement, each Debt Warrant will entitle the holder of such Warrant to purchase for cash the principal or face amount of Warrant Debt Securities at the exercise price set forth in, or determined as set forth in, the applicable Prospectus Supplement. Unless earlier terminated or cancelled, Debt Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on such expiration date (or such later date to which such expiration date may be extended by the Corporation), unexercised Debt Warrants will become void.

  The applicable Prospectus Supplement will describe the terms of the Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Warrant Certificates representing such Debt Warrants, including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such issue of Debt Warrants; (3) the initial offering price of such Debt Warrants; (4) the designation, aggregate face or principal amount, aggregate price at which such principal or face amount may be purchased upon exercise, and terms of the Warrant Debt Securities purchasable upon exercise of such Debt Warrants, including, in the case of Debt Warrants exercisable for Debt Securities, whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (5) the circumstances, if any, in which the exercise price of such Debt Warrants may change; (6) the principal or face amount of Warrant Debt Securities purchasable upon exercise of each such Debt Warrant and the price at which such face or principal amount of Warrant Debt Securities may be purchased upon such exercise; (7) the currency, or unit of two or more currencies, in which the initial offering price and/or the exercise price of such Debt Warrants is payable; (8) the minimum number, if any, of such Debt Warrants that must be exercised at any one time, other than upon automatic exercise, if any; (9) the maximum number, if any, of such Debt Warrants that may, subject to election by the Corporation, be exercised by all owners (or by any person or entity) on any day; (10) any provisions for the automatic exercise of such Debt Warrants; (11) whether and under what circumstances such Debt Warrants may be cancelled by the Corporation prior to expiration; (12) any other procedures and conditions relating to the exercise of such Debt Warrants;
(13) if applicable, the designation and terms of any related Debt Securities or other Warrants with which such Debt Warrants are issued, including whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities and whether such other Warrants are Debt Warrants, Currency Warrants, Index Warrants or Interest Rate Warrants, and the number of such Debt Warrants issued with each such Debt Security or other Warrant; (14) the date, if any, on and after which such Debt Warrants and any related Debt Securities or other Warrants will be separately transferable; (15) the date on which the right to exercise such Debt Warrants will commence and the date on which such right will expire; (16) the identity of the Warrant Agent under the applicable Warrant Agreement; (17) any national securities exchange on which such Debt Warrants will be listed; and (18) any other terms of such Debt Warrants.

  Unless otherwise specified in the applicable Prospectus Supplement, Debt Warrants will be issued in the form of Global Securities held in book-entry form. See "Book-Entry Securities" below.

  Exercise of Debt Warrants. Debt Warrants may be exercised in the manner set forth in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, in the case of Debt Warrants held in book-entry form, as described under "Book-Entry Securities" below, upon receipt by the Warrant Agent of payment of the exercise price and notice of exercise and delivery of the applicable Debt Warrants to the account of the Corporation free on the books of DTC (as defined below), the Corporation will, as soon as practicable, forward to the holder of such Debt Warrants the Warrant Debt Securities purchasable upon such exercise. In the case of Debt Warrants held in definitive form, the Corporation will make available to the Warrant Agent the Warrant Debt Securities purchasable upon such exercise for delivery to the holders of such Debt Warrants as soon as practicable upon receipt of payment of the exercise price and the Warrant Certificate properly completed and duly executed at the corporate trust office of the applicable Warrant Agent or any other office indicated in the applicable Prospectus Supplement. If fewer than all of the Debt Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining number of Debt Warrants.

  Before the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Warrant Debt Securities purchasable upon such exercise, will not be entitled to payments of principal of, premium, if any, or interest on, the Warrant Debt Securities purchasable upon such exercise, and will not have the right to enforce any of the covenants in the Indenture applicable to such Warrant Debt Securities.

  Other Information. Other important information regarding the Debt Warrants is set forth below under "--Certain Items Applicable to All Warrants" and under "Book-Entry Securities," "United States Taxation" and "Foreign Currency Risks."

DESCRIPTION OF CURRENCY WARRANTS

  General. Currency Warrants may be issued in the form of (i) Currency Warrants ("Currency Put Warrants") entitling the holders thereof to receive from the Corporation upon exercise the cash settlement value of the right to sell a specified amount of one foreign currency, or unit of two or more currencies (the "Base Currency"), for a specified amount of another foreign currency, or unit of two or more currencies (the "Reference Currency"), (ii) Currency Warrants ("Currency Call Warrants") entitling the holders thereof to receive from the Corporation upon exercise the cash settlement value of the right to purchase a specified amount of a Base Currency for a specified amount of a Reference Currency, or (iii) any combination of the foregoing.

  Unless otherwise provided in the applicable Prospectus Supplement, each Currency Warrant will entitle the holder thereof to receive from the Corporation upon exercise the cash settlement value of such Currency Warrant. Unless earlier terminated or cancelled, Currency Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement. Certain Currency Warrants will, if specified in the applicable Prospectus Supplement, entitle the holders thereof to receive from the Corporation a certain amount upon cancellation of the Currency Warrants by the Corporation upon the occurrence of specified events. If specified in the applicable Prospectus Supplement, the Currency Warrants will be deemed automatically exercised if not exercised by the holder thereof on or before the expiration date of such Warrants (or such other date as is specified in the applicable Prospectus Supplement). In addition, if so specified in the applicable Prospectus Supplement, following the occurrence of an Extraordinary Event (as defined in the applicable Prospectus Supplement), the cash settlement value of a Currency Warrant may, at the option of the Corporation, be determined on a different basis, including in connection with automatic exercise at expiration.

  The applicable Prospectus Supplement will describe the terms of the Currency Warrants offered thereby, the Warrant Agreement relating to such Currency Warrants and the Warrant Certificates representing such Currency Warrants, including the following: (1) the title of such Currency Warrants; (2) whether such Currency Warrants shall be Currency Put Warrants, Currency Call Warrants, or any combination thereof; (3) the aggregate number of such issue of Currency Warrants; (4) the initial offering price of such Currency Warrants; (5) the exercise price, if any, of such Currency Warrants; (6) the currency, or unit of two or more currencies, in which the initial offering price, the exercise price, if any, and/or the cash settlement value of such Currency Warrants is payable; (7) the Base Currency and Reference Currency for such Currency Warrants; (8) the formula for determining the cash settlement value of such Currency Warrants; (9) the circumstances, if any, in which the exercise price, if any, or the formula for determining the cash settlement value may change;
(10) whether and under what circumstances a maximum expiration value is applicable upon the expiration or exercise of such Currency Warrants; (11) the effect or effects, if any, of the occurrence of an Extraordinary Event; (12) the minimum number, if any, of such Currency Warrants that must be exercised at any one time, other than upon automatic exercise, if any; (13) the maximum number, if any, of such Currency Warrants that may, subject to election by the Corporation, be exercised by all owners (or by any person or entity) on any day; (14) any provisions for the automatic exercise of such Currency Warrants; (15) whether and under what circumstances such Currency Warrants may be cancelled by the Corporation prior to expiration; (16) any provisions permitting a holder of such Currency Warrants to condition any notice of exercise on the absence of certain specified changes in the values or relative values of the Base Currency or Reference Currency after the date of exercise; (17) any other procedures and conditions relating to the exercise of such Currency Warrants; (18) if applicable, the designation and terms of any related Debt Securities or other Warrants with which such Currency Warrants are issued, including whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities and whether such other Warrants are Debt Warrants, Currency Warrants, Index Warrants or Interest Rate Warrants, and the number of such Currency Warrants issued with each such Debt Security or other Warrant; (19) the date, if any, on and after which such Currency Warrants and any related Debt Securities or other Warrants will be separately transferable; (20) the date on which the right to exercise such Currency Warrants will commence and the date on which such right will expire; (21) the identity of the Warrant Agent under the applicable Warrant Agreement; (22) any national securities exchange on which such Currency Warrants will be listed; and (23) any other terms of such Currency Warrants.

  Unless otherwise specified in the applicable Prospectus Supplement, Currency Warrants will be issued in the form of Global Securities held in book-entry form. See "Book-Entry Securities" below.

  Unless otherwise specified in the applicable Prospectus Supplement, the cash settlement value (and, if applicable, the amount payable on cancellation) of the Currency Warrants will be payable in U.S. dollars.

  Exercise of Currency Warrants. Currency Warrants may be exercised in the manner set forth in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, in the case of Currency Warrants held in book-entry form, as described under "Book-Entry Securities" below, upon receipt by the Warrant Agent of payment of the exercise price, if any, and notice of exercise and delivery of the applicable Currency Warrants to the account of the Corporation free on the books of DTC, the Corporation will, as soon as practicable, make payment of the applicable amounts to the account of the holder of such Currency Warrants specified in the applicable notice of exercise. In the case of Currency Warrants held in definitive form, the Corporation will make adequate funds available to the Warrant Agent to make such payment upon such exercise as soon as practicable upon receipt of payment of the exercise price, if any, and the applicable Warrant Certificate properly completed and duly executed at the corporate trust office of the applicable Warrant Agent or any other office indicated in the applicable Prospectus Supplement. If fewer than all of the Currency Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining number of Currency Warrants. The holders of Currency Warrants will not receive any interest on any cash settlement value or amount payable on cancellation of the Currency Warrants.

  Extraordinary Events. If so specified in the applicable Prospectus Supplement, following the occurrence of an Extraordinary Event, Currency Warrants may be cancelled by the Corporation, the cash settlement value of such Currency Warrants may be determined on a different basis than under normal circumstances, or the exercise or valuation of, or payment for, such Currency Warrants may be delayed or postponed. Upon cancellation, the holders of such Currency Warrants will be entitled to receive only the applicable amount payable on cancellation specified in such Prospectus Supplement. The amount payable on cancellation may be either a fixed amount or an amount that varies during the term of the Currency Warrants in accordance with a schedule or formula as specified in the applicable Prospectus Supplement.

  Other Information. Other important information regarding the Currency Warrants is set forth below under "--Certain Items Applicable to All Warrants" and under "Book-Entry Securities," "United States Taxation" and "Foreign Currency Risks."

DESCRIPTION OF INDEX WARRANTS

  General. Index Warrants may be issued in the form of (i) Index Warrants ("Index Put Warrants") entitling the holders thereof to receive from the Corporation upon exercise an amount in cash determined by reference to decreases in the level of a specified stock or security index or the value of a specified stock or other debt or equity security or a portfolio of specified stocks or other debt or equity securities (the "Index"), (ii) Index Warrants ("Index Call Warrants") entitling the holders thereof to receive from the Corporation upon exercise an amount in cash determined by reference to increases in the specified Index, or (iii) any combination of the foregoing. The Index may be composed of one or more U.S. or foreign stocks, bonds or other debt or equity securities or a combination thereof (the "Underlying Securities"), and may be a preexisting U.S. or foreign index compiled and published by a third party or an index based on one or more such securities selected by the Corporation solely in connection with the issuance of such Index Warrants. An Index Warrant will not require or entitle the holder thereof to purchase or take delivery of or sell or make delivery of any securities (including Underlying Securities), nor will the Corporation be under any obligation to, nor will it, purchase or take delivery of or sell or make delivery of any securities (including Underlying Securities) from or to holders of the Index Warrants pursuant to the Index Warrants.

  Unless otherwise provided in the applicable Prospectus Supplement, each Index Warrant will entitle the holder thereof to receive from the Corporation upon exercise the cash settlement value of such Index Warrant. Unless earlier terminated or cancelled, Index Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement. Certain Index Warrants will, if specified in the applicable Prospectus Supplement, entitle the holders thereof to receive from the Corporation a certain amount upon cancellation of the Index Warrants by the Corporation upon the occurrence of specified events. If specified in the applicable Prospectus Supplement, the Index Warrants may be deemed automatically exercised if not exercised by the holder thereof on or before the expiration date of such Warrants (or such other date as is specified in the applicable Prospectus Supplement). In addition, if so specified in the applicable Prospectus Supplement, following the occurrence of an Extraordinary Event (as defined in the applicable Prospectus Supplement), the cash settlement value of an Index Warrant may, at the option of the Corporation, be determined on a different basis, including in connection with automatic exercise at expiration.

  The applicable Prospectus Supplement will describe the terms of the Index Warrants offered thereby, the Warrant Agreement relating to such Index Warrants and the Warrant Certificates representing such Index Warrants, including the following: (1) the title of such Index Warrants; (2) whether such Index Warrants shall be Index Put Warrants, Index Call Warrants, or any combination thereof; (3) the aggregate number of such issue of Index Warrants; (4) the initial offering price of such Index Warrants; (5) the exercise price, if any, of such Index Warrants; (6) the currency, or unit of two or more currencies, in which the initial offering price, the exercise price, if any, and/or the cash settlement value of such Index Warrants is payable; (7) the Index or Indices for such Index Warrants, and certain information relating to such Index or Indices and the Underlying Securities, including, to the extent possible, the policies of the publisher of the Index, if any, with respect to additions, deletions and substitutions of such Underlying Securities; (8) the method of providing for a substitute Index or Indices or otherwise determining any amount payable with respect to such Index Warrants if any Index changes or ceases to be made available by its publisher; (9) the formula for determining the cash settlement value of such Index Warrants; (10) the circumstances, if any, in which the exercise price, if any, or the formula for determining the cash settlement value may change; (11) whether and under what circumstances a maximum expiration value is applicable upon the expiration or exercise of such Index Warrants; (12) the effect or effects, if any, of the occurrence of an Extraordinary Event; (13) the minimum number, if any, of such Index Warrants that must be exercised at any one time, other than upon automatic exercise, if any; (14) the maximum number, if any, of such Index Warrants that may be exercised by all owners (or by any person or entity) on any day; (15) any provisions for the automatic exercise of such Index Warrants; (16) whether and under what circumstances such Index Warrants may be cancelled by the Corporation prior to expiration; (17) any provisions permitting a holder of such Index Warrants to condition any notice of exercise on the absence of certain specified changes in the value of the Index after the date of exercise; (18) any other procedures and conditions relating to the exercise of such Index Warrants; (19) if applicable, the designation and terms of any related Debt Securities or other Warrants with which such Index Warrants are issued, including whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities and whether such other Warrants are Debt Warrants, Currency Warrants, Index Warrants or Interest Rate Warrants, and the number of such Index Warrants issued with each such Debt Security or other Warrant; (20) the date, if any, on and after which such Index Warrants and any related Debt Securities or other Warrants will be separately transferable; (21) the date on which the right to exercise such Index Warrants will commence and the date on which such right will expire; (22) the identity of the Warrant Agent under the applicable Warrant Agreement; (23) any national securities exchange on which such Index Warrants will be listed; and (24) any other terms of such Index Warrants.

  Unless otherwise specified in the applicable Prospectus Supplement, Index Warrants will be issued in the form of Global Securities held in book-entry form. See "Book-Entry Securities" below.

  Unless otherwise specified in the applicable Prospectus Supplement, each Index will be an established, broadly-based index related to a major domestic or foreign securities trading market or based upon a portfolio of specified stocks or other securities, and the cash settlement value (and, if applicable, the amount payable on cancellation) of the Index Warrants will be payable in U.S. dollars.

  Exercise of Index Warrants. Index Warrants may be exercised in the manner set forth in the applicable Prospectus Supplement. Unless otherwise specified in the Applicable Prospectus Supplement, in the case of Index Warrants held in book-entry form, as described under "Book-Entry Securities" below, upon receipt by the Warrant Agent of payment of the exercise price, if any, and notice of exercise and delivery of the applicable Index Warrants to the account of the Corporation free on the books of DTC, the Corporation will, as soon as practicable, make adequate funds available to the Warrant Agent to make payment of the applicable amounts to the account of the holder of such Index Warrants specified in the applicable notice of exercise. In the case of Index Warrants held in definitive form, the Corporation will make such payment upon such exercise as soon as practicable upon receipt of payment of the exercise price, if any, and the applicable Warrant Certificate properly completed and duly executed at the corporate trust office of the applicable Warrant Agent or any other office indicated in the applicable Prospectus Supplement. If fewer than all of the Index Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining number of Index Warrants.

  Index Warrants will be settled only in cash and, accordingly, will not require or entitle the holder thereof to sell, make delivery, purchase or take delivery of any securities (including any Underlying Security), nor will the Corporation be under any obligation to, nor will it, purchase or take delivery of or sell or make delivery of any securities (including any Underlying Security) from or to holders of Index Warrants pursuant to such Index Warrants. The holders of Index Warrants will not receive any interest on any cash settlement value or amount payable on cancellation of the Index Warrants, and the Index Warrants will not entitle the holders thereof to any of the rights of holders of any securities (including any Underlying Security).

  Extraordinary Events. If so specified in the applicable Prospectus Supplement, following the occurrence of an Extraordinary Event, Index Warrants may be cancelled by the Corporation, the cash settlement value of such Index Warrants may be determined on a different basis than under normal circumstances, or the exercise or valuation of, or payment for, such Index Warrants may be delayed or postponed. Upon cancellation, the holders of such Index Warrants will be entitled to receive only the applicable amount payable on cancellation specified in such Prospectus Supplement. The amount payable on cancellation may be either a fixed amount or an amount that varies during the term of the Index Warrants in accordance with a schedule or formula as specified in the applicable Prospectus Supplement.

  Other Information. Other important information regarding the Index Warrants is set forth below under "--Certain Items Applicable to All Warrants" and under "Book-Entry Securities," "United States Taxation" and "Foreign Currency Risks."

DESCRIPTION OF INTEREST RATE WARRANTS

  General. Interest Rate Warrants may be issued in the form of (i) Interest Rate Warrants ("Interest Rate Put Warrants") entitling the holders thereof to receive from the Corporation upon exercise an amount in cash determined by reference to decreases in a fixed yield, price or rate of a Debt Instrument, in a Rate or in any combination of Debt Instruments and/or Rates or in a yield, price or rate that varies during the term of the Interest Rate Warrants in accordance with a schedule or formula, (ii) Interest Rate Warrants ("Interest Rate Call Warrants") entitling the holders thereof to receive from the Corporation upon exercise an amount in cash determined by reference to increases in such characteristics or rates, or (iii) any combination of the foregoing. The applicable Prospectus Supplement will set forth the formula pursuant to which the cash settlement value of the Interest Rate Warrants will be determined, including any multipliers, if applicable. The "Debt Instrument," if any, will be one or more instruments issued either by the United States government or by a foreign government and will be specified in the applicable Prospectus Supplement. The "Rate," if any, will be one or more interest rates or interest rate swap rates specified in the applicable Prospectus Supplement. An Interest Rate Warrant will not require or entitle the holder thereof to purchase or take delivery of or sell or make delivery of any securities (including Debt Instruments), nor will the Corporation be under any obligation to, nor will it, purchase or take delivery of or sell or make delivery of any securities (including Debt Instruments) from or to holders of the Interest Rate Warrants pursuant to the Interest Rate Warrants.

  Unless otherwise provided in the applicable Prospectus Supplement, each Interest Rate Warrant will entitle the holder thereof to receive from the Corporation upon exercise the cash settlement value of such Interest Rate Warrant. Unless earlier terminated or cancelled, Interest Rate Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable Prospectus Supplement. Certain Interest Rate Warrants will, if specified in the applicable Prospectus Supplement, entitle the holders thereof to receive from the Corporation a certain amount upon cancellation of the Interest Rate Warrants by the Corporation upon the occurrence of specified events. If specified in the applicable Prospectus Supplement, the Interest Rate Warrants may be deemed automatically exercised if not exercised by the holder thereof on or before the expiration date of such Warrants (or such other date as is specified in the applicable Prospectus Supplement). In addition, if so specified in the applicable Prospectus Supplement, following the occurrence of an Extraordinary Event (as defined in the applicable Prospectus Supplement), the cash settlement value of an Interest Rate Warrant may, at the option of the Corporation, be determined on a different basis, including in connection with automatic exercise at expiration.

  The Prospectus Supplement will describe the terms of Interest Rate Warrants offered thereby, the Warrant Agreement relating to such Interest Rate Warrants and the Warrant Certificates representing such Interest Rate Warrants, including the following: (1) the title of such Interest Rate Warrants; (2) whether such Interest Rate Warrants shall be Interest Rate Put Warrants, Interest Rate Call Warrants, or any combination thereof; (3) the aggregate number of such issue of Interest Rate Warrants; (4) the initial offering price of such Interest Rate Warrants; (5) the exercise price, if any, of such Interest Rate Warrants; (6) the currency, or unit of two or more currencies, in which the initial offering price, the exercise price, if any, and/or the cash settlement value of such Interest Rate Warrants is payable; (7) the Debt Instrument, Rate, or other yield, price or rate utilized for such Interest Rate Warrants, and certain information regarding such Debt Instrument, Rate or other measure; (8) the method of providing for a substitute Debt Instrument, Rate or other measure or otherwise determining the amount payable with respect to such Interest Rate Warrants if such Debt Instrument is no longer issued or changes or such Rate or other measure changes or is no longer made available; (9) the formula for determining the cash settlement value of such Interest Rate Warrants; (10) the circumstances, if any, in which the exercise price, if any, or the formula for determining the cash settlement value may change; (11) whether and under what circumstances a maximum expiration value is applicable upon the expiration or exercise of such Interest Rate Warrants; (12) the effect or effects, if any, of the occurrence of an Extraordinary Event; (13) the minimum number, if any, of such Interest Rate Warrants that must be exercised at any one time, other than upon automatic exercise, if any; (14) the maximum number, if any, of such Interest Rate Warrants, that may be exercised by all owners (or by any person or entity) on any day; (15) any provisions for the automatic exercise of such Interest Rate Warrants; (16) whether and under what circumstances such Interest Rate Warrants may be cancelled by the Corporation prior to expiration; (17) any provisions permitting a holder of such Interest Rate Warrants to condition any notice of exercise on the absence of certain specified changes in the value of the Debt Instrument, Rate or other measure after the date of exercise; (18) any other procedures and conditions relating to the exercise of such Interest Rate Warrants; (19) if applicable, the designation and terms of any related Debt Securities or other Warrants with which such Interest Rate Warrants are issued, including whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities and whether such other Warrants are Debt Warrants, Currency Warrants, Index Warrants or Interest Rate Warrants, and the number of such Interest Rate Warrants issued with each such Debt Security or other Warrant; (20) the date, if any, on and after which such Interest Rate Warrants and any related Debt Securities or other Warrants will be separately transferable; (21) the date on which the right to exercise such Interest Rate Warrants shall commence and the date on which such right will expire; (22) the identity of the Warrant Agent under the applicable Warrant Agreement; (23) any national securities exchange on which such Interest Rate Warrants will be listed; and (24) any other terms of such Interest Rate Warrants.

  Unless otherwise specified in the applicable Prospectus Supplement, Interest Rate Warrants will be issued in the form of Global Securities held in book-entry form. See "Book-Entry Securities" below.

  Unless otherwise specified in the applicable Prospectus Supplement, the cash settlement value (and, if applicable, the amount payable on cancellation) of the Interest Rate Warrants will be payable in U.S. dollars.

  Exercise of Interest Rate Warrants. Interest Rate Warrants may be exercised in the manner set forth in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, in the case of Interest Rate Warrants held in book-entry form, as described under "Book-Entry Securities" below, upon receipt by the Warrant Agent of payment of the exercise price, if any, and notice of exercise and delivery of the applicable Interest Rate Warrants to the account of the Corporation free on the books of DTC, the Corporation will, as soon as practicable, make adequate funds available to the Warrant Agent to make payment of the applicable amounts to the account of the holder of such Interest Rate Warrants specified in the applicable notice of exercise. In the case of Interest Rate Warrants held in definitive form, the Corporation will make such payment upon such exercise as soon as practicable upon receipt of payment of the exercise price, if any, and the applicable Warrant Certificate properly completed and duly executed at the corporate trust office of the applicable Warrant Agent or any other office indicated in the applicable Prospectus Supplement. If fewer than all of the Interest Rate Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining number of Interest Rate Warrants.

  Interest Rate Warrants will be settled only in cash and, accordingly, will not require or entitle the holder thereof to sell, make delivery, purchase or take delivery of any securities (including any Debt Instrument), nor will the Corporation be under any obligation to, nor will it, purchase or take delivery of or sell or make delivery of any securities (including any Debt Instrument) from or to holders of Interest Rate Warrants pursuant to such Interest Rate Warrants. The holders of Interest Rate Warrants will not receive any interest on any cash settlement value or amount payable on cancellation of the Interest Rate Warrants, and the Interest Rate Warrants will not entitle the holders thereof to any of the rights of holders of any securities (including any Debt Instrument).

  Extraordinary Events. If so specified in the applicable Prospectus Supplement, following the occurrence of an Extraordinary Event, Interest Rate Warrants may be cancelled by the Corporation, the cash settlement value of such Interest Rate Warrants may be determined on a different basis than under normal circumstances, or the exercise or valuation of, or payment for, such Interest Rate Warrants may be delayed or postponed. Upon cancellation, the holders of such Interest Rate Warrants will be entitled to receive only the applicable amount payable on cancellation specified in such Prospectus Supplement. The amount payable on cancellation may be either a fixed amount or an amount that varies during the term of the Interest Rate Warrants in accordance with a schedule or formula as specified in the applicable Prospectus Supplement.

  Other Information. Other important information regarding the Interest Rate Warrants is set forth below under "--Certain Items Applicable to All Warrants" and under "Book-Entry Securities," "United States Taxation" and "Foreign Currency Risks."

CERTAIN ITEMS APPLICABLE TO ALL WARRANTS

  Modification. Any Warrant Agreement and the terms of the related Warrants may be amended by the Corporation and the applicable Warrant Agent (which amendment shall take the form of a supplemental warrant agreement (collectively referred to as "Supplemental Agreements")), without the consent of the holders of any such Warrants, for the purpose of (i) curing any ambiguity or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or of making any other provisions with respect to matters or questions arising under the Warrant Agreement that shall not be inconsistent with the provisions of the Warrant Agreement or the Warrant Certificates, (ii) evidencing the succession of another corporation to the Corporation and the assumption by any such successor of the covenants of the Corporation contained in such Warrant Agreement and the Warrants, (iii) appointing a successor depository, (iv) evidencing and providing for the acceptance of appointment by a successor Warrant Agent with respect to the Warrants, (v) adding to the covenants of the Corporation for the benefit of the holders of such Warrants or surrendering any right or power conferred upon the Corporation under the Warrant Agreement, (vi) issuing Warrants in definitive form, if such Warrants are initially issued in book-entry form, or (vii) amending the Warrant Agreement and the Warrants in any manner that the Corporation may deem to be necessary or desirable and that will not materially and adversely affect the interests of the holders of such Warrants.

  The Corporation and the Warrant Agent may also amend any Warrant Agreement and the terms of the related Warrants (which amendment shall take the form of a Supplemental Agreement) with the consent of the holders of not less than 66 2/3% in number of the unexercised Warrants affected by such amendment, for the purpose of adding any provisions to or modifying in any manner or eliminating any of the provisions of such Warrant Agreement or of modifying in any manner the rights of the holders of such Warrants, except that no such amendment that
(i) changes the determination of the cash settlement value or amount payable on cancellation, if any, of such Warrants (or any aspects of such determination) so as to reduce the amount receivable upon exercise or deemed exercise, (ii) shortens the period of time during which the Warrants may be exercised, (iii) otherwise materially and adversely affects the exercise rights of the holders of such Warrants, or (iv) reduces the number of unexercised Warrants the consent of holders of which is required for amendment of the Warrant Agreement or the related Warrants, may be made without the consent of each holder affected thereby.

  Merger, Consolidation, Sale, Lease or Other Dispositions. Each Warrant Agreement will provide that the Corporation may consolidate or merge with or into any other corporation or sell, lease or convey all or substantially all of its assets to any other corporation, provided that (i) either the Corporation must be the continuing corporation or the corporation (if other than the Corporation) that is formed by or results from any such consolidation or merger or that receives such assets must be a corporation organized and existing under the laws of the United States of America or a state thereof and must assume the obligations of the Corporation to make due and punctual payment of the cash settlement value (or amount payable on cancellation, if applicable) with respect to all the unexercised Warrants and the performance and observance of all of the covenants and conditions of the applicable Warrant Agreement to be performed or observed by the Corporation and (ii) the Corporation or such successor corporation, as the case may be, must not immediately be in default under such Warrant Agreement.

  Enforceability of Rights by Holders of Warrants. Each Warrant Agent will act solely as the agent of the Corporation under the applicable Warrant Agreement and will not assume any obligation or relationship of agency or trust for or with any holder of any Warrant. A single bank or trust company may act as Warrant Agent for more than one issue of Warrants. A Warrant Agent will have no duty or responsibility in case of any default by the Corporation in the performance of its obligations under the applicable Warrant Agreement or Warrant including, without limitation, any duty or responsibility to initiate any proceedings at law or otherwise or to make any demand upon the Corporation. Any holder of a Warrant may, without the consent of the related Warrant Agent enforce by appropriate legal action, in and for its own behalf, its right to exercise, and receive payment for, its Warrants.

  Listing. Unless otherwise indicated in the applicable Prospectus Supplement, each issue of Warrants will be listed on a national securities exchange as specified in the Prospectus Supplement, subject only to official notice of issuance, as a condition of sale of any such Warrants. It is expected that such exchange will cease trading an issue of Warrants at the close of business on the related expiration date of such Warrants. In the event that the Warrants are delisted from, or permanently suspended from trading on, such exchange, the expiration date for such Warrants will be the date such delisting or trading suspension becomes effective and Warrants not previously exercised will be deemed automatically exercised on such expiration date. The Corporation will notify holders of Warrants as soon as practicable of any such delisting or permanent trading suspension. The applicable Warrant Agreement will contain a covenant of the Corporation not to seek delisting of the Warrants from, or suspension of their trading on, such exchange.

  Title. The Corporation, each Warrant Agent and each agent of the Corporation or the relevant Warrant Agent may treat the registered owner of any Warrant as the absolute owner thereof (notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. See "Book-Entry Securities" below.

  Replacement of Warrant Certificates. Any mutilated Warrant Certificate will be replaced by the Corporation at the expense of the holder upon surrender of such Warrant Certificate to the applicable Warrant Agent. Warrant Certificates that are destroyed, lost or stolen will be replaced by the Corporation at the expense of the holder upon delivery to the relevant Warrant Agent of evidence of the destruction, loss or theft thereof satisfactory to the Corporation and the relevant Warrant Agent. In the case of a destroyed, lost or stolen Warrant Certificate, an indemnity satisfactory to the relevant Warrant Agent and the Corporation may be required at the expense of the holder of such Warrant before a replacement Warrant Certificate will be issued.

  Governing Law. The Warrant Agreements and Warrants will be governed by, and construed in accordance with, the laws of the State of New York.

  "Reopening" of an Issue of Warrants. The Corporation will have the right to "reopen" a previous issue of Warrants and to issue additional Warrants of such issue without the consent of any holder of Warrants of such issue.

                             BOOK-ENTRY SECURITIES

  Unless otherwise specified in the applicable Prospectus Supplement, the Offered Securities will be issued in the form of one or more global certificates (collectively, with respect to each series or issue of Offered Securities, the "Global Security") registered in the name of a depositary or a nominee of a depositary. Unless otherwise specified in the applicable Prospectus Supplement, the depositary will be The Depository Trust Company ("DTC"). The Corporation has been informed by DTC that its nominee will be Cede & Co. ("Cede"). Accordingly, Cede is expected to be the initial registered holder of the Offered Securities that are issued in global form. No person that acquires an interest in such Offered Securities (each such person, a "Holder") will be entitled to receive a certificate representing such person's interest in the Offered Securities except as set forth herein or in the accompanying Prospectus Supplement. Unless and until definitive Offered Securities are issued under the limited circumstances described herein, all references to actions by holders of Offered Securities issued in global form shall refer to actions taken by DTC upon instructions from its Participants (as defined below), and all references herein to payments and notices to holders shall refer to payments and notices to DTC or Cede, as the registered holder of such Offered Securities.

  DTC has informed the Corporation that it is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, that it is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to Section 17A of the Exchange Act, and that it was created to hold securities for its participating organizations ("Participants") and to facilitate the clearance and settlement of securities transactions among Participants through electronic book-entry, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

  Holders that are not Participants or Indirect Participants but that desire to purchase, sell or otherwise transfer ownership of, or other interests in, Offered Securities may do so only through Participants and Indirect Participants. Under a book-entry format, Holders may experience some delay in their receipt of payments, as such payments will be forwarded by the agent designated by the Corporation to Cede, as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or Holders. Holders will not be recognized by the applicable Trustee or Warrant Agent as registered holders of the Offered Securities entitled to the benefits of the applicable Indenture or Warrant Agreement. Holders that are not Participants will be permitted to exercise their rights as such only indirectly through and subject to the procedures of Participants and, if applicable, Indirect Participants.

  Under the rules, regulations and procedures creating and affecting DTC and its operations as currently in effect (the "Rules"), DTC will be required to make book-entry transfers of Offered Securities among Participants and to receive and transmit payments to Participants. Participants and Indirect Participants with which Holders have accounts with respect to the Offered Securities similarly are required by the Rules to make book-entry transfers and receive and transmit such payments on behalf of their respective Holders.

  Because DTC can act only on behalf of Participants, who in turn act only on behalf of Holders or Indirect Participants, and on behalf of certain banks, trust companies and other persons approved by it, the ability of a Holder to pledge Offered Securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Securities, may be limited due to the absence of physical certificates for such Offered Securities.

  DTC has advised the Corporation that DTC will take any action permitted to be taken by a registered holder of any Offered Securities under the applicable Indenture or Warrant Agreement only at the direction of one or more Participants to whose accounts with DTC such Offered Securities are credited.

  A Global Security will be exchangeable for the relevant definitive Offered Securities registered in the names of persons other than DTC or its nominee only if (i) DTC notifies the Corporation that it is unwilling or unable to continue as depository for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as such depository, (ii) the Corporation executes and delivers to the applicable Trustee and/or Warrant Agent an order complying with the requirements of the applicable Indenture and/or Warrant Agreement that such Global Security shall be so exchangeable or
(iii) there has occurred and is continuing a default in the payment of principal of, premium, if any, or interest on, the Debt Securities or the payment of the cash settlement amount, or cancellation amount, if any, of the Warrants, or, in the case of Debt Securities, an Event of Default or an event that, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to such Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence will be exchangeable for Debt Securities or Warrants registered in such names as DTC directs.

  Upon the occurrence of any event described in the immediately preceding paragraph, DTC is generally required to notify all Participants of the availability through DTC of definitive Offered Securities. Upon surrender by DTC of the Global Security representing the Offered Securities and delivery of instructions for re-registration, the Trustee or Warrant Agent, as the case may be, will reissue the Offered Securities as definitive Debt Securities or Warrants, and thereafter such Trustee or Warrant Agent will recognize the Holders of such definitive Offered Securities as registered holders of Offered Securities entitled to the benefits of the applicable Indenture or Warrant Agreement.

  Except as described above, the Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or to a successor depositary appointed by the Corporation. Except as described above, DTC may not sell, assign, transfer or otherwise convey any beneficial interest in a Global Security evidencing all or part of the Offered Securities unless such beneficial interest is in an amount equal to an authorized denomination for the Offered Securities.

                             UNITED STATES TAXATION

  Certain special United States federal income tax considerations may be applicable to the Debt Securities and Warrants. The applicable Prospectus Supplement will describe such tax considerations. The summary of United States federal income tax considerations contained in such Prospectus Supplement will be presented for informational purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of Debt Securities and Warrants are urged to consult their own tax advisors prior to any acquisition of such Offered Securities.

                             FOREIGN CURRENCY RISKS

GENERAL

  Debt Securities of a series, and payments made in respect of Warrants of an issue, may be denominated in such foreign currency, or unit of two or more currencies, as may be designated by the Corporation at the time of offering (such Offered Securities, "Foreign Currency Securities").

  THIS PROSPECTUS DOES NOT DESCRIBE ALL RISKS OF AN INVESTMENT IN FOREIGN CURRENCY SECURITIES THAT RESULT FROM SUCH FOREIGN CURRENCY SECURITIES, OR AMOUNTS PAYABLE IN RESPECT OF SUCH FOREIGN CURRENCY SECURITIES, BEING DENOMINATED IN A FOREIGN CURRENCY, OR UNIT OF TWO OR MORE CURRENCIES, EITHER AS SUCH RISKS EXIST AT THE DATE OF THIS PROSPECTUS OR AS SUCH RISKS MAY CHANGE FROM TIME TO TIME. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS ENTAILED BY AN INVESTMENT IN FOREIGN CURRENCY SECURITIES. FOREIGN CURRENCY SECURITIES ARE NOT AN APPROPRIATE INVESTMENT FOR INVESTORS WHO ARE UNSOPHISTICATED WITH RESPECT TO FOREIGN CURRENCY TRANSACTIONS. ADDITIONAL FACTORS MAY BE SET FORTH IN CONNECTION WITH A SPECIFIC FOREIGN CURRENCY SECURITY IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

  Unless otherwise indicated in the applicable Prospectus Supplement, a Foreign Currency Security will not be sold in, or to a resident of, the country of the Specified Currency (as defined below) in which such Foreign Currency Security is denominated. The information set forth below is by necessity incomplete and prospective purchasers of Foreign Currency Securities should consult their own financial and legal advisors with respect to any matters that may affect the purchase or holding of a Foreign Currency Security or the receipt of payments of principal of, and premium, if any, and interest on, a Foreign Currency Security in a Specified Currency.

EXCHANGE RATES AND EXCHANGE CONTROLS

  An investment in Foreign Currency Securities entails significant risks that are not associated with a similar investment in a security denominated in U.S. dollars. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the U.S. dollar and the currency, or unit of two or more currencies, designated by the Corporation at the time of offering (the "Specified Currency") and the possibility of the imposition or modification of foreign exchange controls by either the United States or foreign governments. Such risks generally depend on economic and political events and the supply of and demand for the relevant currencies, over which the Corporation has no control. In recent years, rates of exchange between the U.S. dollar and certain foreign currencies have been highly volatile and such volatility may be expected in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in the rate that may occur during the term of any Foreign Currency Security. Depreciation of the Specified Currency applicable to a Foreign Currency Security against the U.S. dollar would result in a decrease in the U.S. dollar- equivalent yield of such Foreign Currency Security, in the U.S. dollar-equivalent value of the principal repayable at maturity of such Foreign Currency Security and, generally, in the U.S. dollar-equivalent market value of such Foreign Currency Security.

  Governments have imposed from time to time exchange controls and may in the future impose or revise exchange controls at or prior to a Foreign Currency Security's maturity or expiration. Even if there are no exchange controls in effect with respect to a Specified Currency, it is possible that the Specified Currency for any particular Foreign Currency Security would not be available at such Foreign Currency Security's maturity or expiration due to other circumstances beyond the control of the Corporation.

JUDGMENTS

  If an action based on Foreign Currency Securities were commenced in a court of the United States, it is likely that such court would grant judgment relating to such Foreign Currency Securities only in U.S. dollars. It is not clear, however, whether, in granting such judgment, the rate of conversion into U.S. dollars would be determined with reference to the date of default, the date on which judgment is rendered or some other date. Holders of Foreign Currency Securities would bear the risk of exchange rate fluctuations between the time the amount of the judgment is calculated and the time the applicable Trustee or Warrant Agent converts U.S. dollars to the Specified Currency for payment of the judgment.


                         VALIDITY OF OFFERED SECURITIES

  The validity of the Offered Securities to which this Prospectus relates will be passed upon for the Corporation by Gordon S. Calder, Jr., Esq., a Managing Director and Counsel of Bankers, and for any underwriters or agents by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell performs services for the Corporation, and may act as special tax counsel to the Corporation in connection with offerings of Offered Securities. Mr. Calder has an interest in a number of shares equal to less than .015% of the Corporation's outstanding Common Stock, par value $1.00 per share.

                                    EXPERTS

  The consolidated financial statements of the Corporation for the year ended December 31, 1993, appearing in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1993, and incorporated by reference into this Prospectus, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                              PLAN OF DISTRIBUTION

  The Corporation may sell Offered Securities to one or more underwriters for public offering and sale by them or may sell Offered Securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

  Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Corporation also may, from time to time, authorize firms acting as the Corporation's agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Corporation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

  Any underwriting compensation paid by the Corporation to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Corporation, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Corporation for certain expenses.

  If so indicated in the applicable Prospectus Supplement, the Corporation will authorize dealers acting as the Corporation's agents to solicit offers by certain institutions to purchase Offered Securities from the Corporation at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal or face amount or number of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in such Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Corporation. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Corporation shall have sold to such underwriters the total principal or face amount or number of the Offered Securities less the principal or face amount or number thereof covered by Contracts. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

  Each series of Offered Securities will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Corporation for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Offered Securities.

  This Prospectus and the applicable Prospectus Supplement may also be delivered in connection with sales of Offered Securities by affiliates of the Corporation that have acquired such Offered Securities.

  The offer and sale of the Offered Securities will comply with the requirements of Schedule E of the By- Laws of the National Association of Securities Dealers, Inc. regarding underwriting securities of an affiliate.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with, and perform services for, the Corporation in the ordinary course of business.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Bankers Trust New York Corporation......................................... S-2
Selected Consolidated Financial Data and Other Information................. S-6
Certain Terms of the Offered Notes......................................... S-7
Experts.................................................................... S-8
Validity of Offered Notes.................................................. S-8
Underwriting............................................................... S-9

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
Bankers Trust New York Corporation.........................................   3
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   4
Description of Warrants....................................................  10
Book-Entry Securities......................................................  19
United States Taxation.....................................................  21
Foreign Currency Risks.....................................................  21
Validity of Offered Securities.............................................  22
Experts....................................................................  22
Plan of Distribution.......................................................  22

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                                 $150,000,000

                                 BANKERS TRUST
                             NEW YORK CORPORATION

                         7 1/2% SUBORDINATED NOTES DUE
                               NOVEMBER 15, 2015

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                             PROSPECTUS SUPPLEMENT

                                  -----------


                             GOLDMAN, SACHS & CO.

                           BT SECURITIES CORPORATION

                                LEHMAN BROTHERS

                              UBS SECURITIES INC.

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